Sub-Item 77Q2:

Based on the Company records and other information, the Company believes that all SEC filing requirements applicable to its directors and officers pursuant to Section 16(a) of the Securities Exchange Act of 1934, with respect to the Company's fiscal year ending July 31, 2004, were satisfied, except that due to an administrative oversight, a Form 3 indicating that each of the following people is a reporting person, was not timely filed but has since been filed:

M. Timothy Corbett, Managing Director and Director of Hartford
Investment Management Company
Leonard J. Saltiel, Managing Director, Chief Operating Officer and Director of Hartford Investment Management Company
Lisa Audet, Assistant Portfolio Manager of the Company